March 17, 2016

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Micropac Industries, Inc. (the Company) and, under the date of February 16, 2016, we reported on the financial statements of the Company as of and for the years ended November 30, 2015 and 2014. On March 11, 2016, we were dismissed. We have read the Company's statements included under Item 4.01 of its Form 8-K dated March 17, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with (1) the Company's statements that the change was ratified by the board of directors, or (2) the Company's statements regarding the audit committee's review of and conclusions about Whitley Penn's independence, and the absence of consultations with Whitley Penn with respect to any of the matters or events listed in Regulation S-K Item 304(a)(2).

Very truly yours,
KPMG LLP